U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                    THE BANK OF NEW YORK MELLON CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON,DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

                             CTW INVESTMENT GROUP

March 27, 2012

Dear fellow BNY Mellon shareholders:

With the annual shareholders' meeting two weeks away, we are urging support for the shareholder proposal calling for an independent chairman of the board at Bank of New York Mellon (BNY Mellon). Currently, BNY Mellon(s CEO, Gerald L. Hassell, also serves as Chairman. Ensuring independent leadership of the board is vitally important in light of the numerous lawsuits filed against the company alleging fraud in its foreign exchange business in an amount up to $2 billion. Critically, independent board leadership helps instill the kind of culture of oversight and accountability which we believe guards against the types of fraudulent practices alleged to have occurred at BNY Mellon. That these practices were considered "business as usual" for the better part of a decade in a major business unit suggests a failure of board oversight that must be rectified immediately to stem further losses of clients. The residual effects of the litigation and the allegations therein are already being felt.

Just last week, BNY Mellon was dropped as the international custodian for the $9.9 billion Ohio School Employees Retirement System following concerns about the alleged fraud and the pending lawsuits.

The CtW Investment Group works with pensions and benefit funds sponsored by unions affiliated with Change to Win, which collectively hold over $200 billion in assets. These funds own an estimated 6 million shares of BNY Mellon.

Over the past several months, state attorneys general from New York, Virginia, Florida, Ohio, Massachusetts, as well as a group of public pension funds in California, and the U.S. Justice Department have all brought separate civil actions against BNY Mellon for allegedly defrauding public pension funds and other clients who established "standing instruction" foreign exchange arrangements with the bank. The potential liabilities are material; the New York Attorney General, Eric Schneiderman's suit seeks restitution of what it says is the $2 billion BNY Mellon earned over ten years through the alleged FX fraud.

Strong independent leadership of the board of directors sends a message that the board is deeply committed to oversight of the business and its risk management practices. Without a strong independent Chairman, we fear client and investor confidence could continue to erode, exposing the company to further losses should the board not act to set the appropriate tone at the top. We encourage shareholders to vote in favor of the proposal, submitted by the Trowel Trades S&P 500 Index Funds, at BNY Mellon's annual shareholder meeting on April 10, 2012.

The proposal has already gained the support of leading proxy advisor, Institutional Shareholder Services. In the report released March 22nd, ISS concludes that the company(s current practice of having a lead independent director is inadequate, stating "the lead director's duties do not constitute an effective counterbalance to the CEO/chairman's authority."

1900 L Street NW, Suite 900 Washington, DC 20036   330 W. 42nd Street,
Suite 900, New York, NY 10036
                                 202-721-6060
                          www.ctwinvestmentgroup.com
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In an environment where Wall Street firms are increasingly seen as putting the company's interests ahead of clients', we believe it is imperative to reinforce the board(s independence from management so confidence can be restored in the governance and oversight process. In our view, this is best achieved by moving away from a model, as the bank has now, that concentrates decision making authority in a single individual, and toward one that empowers an independent director to take full leadership of the board.

While the company defends its current structure, emphasizing the role of the lead independent director, we remain unconvinced that this is sufficient to mitigate the risks of lapsing into a CEO-dominated board. With the heightened regulatory scrutiny and potential fallout from litigation that are currently troubling the company, we believe appointing an independent chair is a necessary first step in ensuring more proactive oversight of these legal risks and stemming any further loss of faith by clients. As such, we urge shareholders to vote in favor of the shareholder proposal calling for an independent chair at BNY Mellon.

Sincerely,


William Patterson
Executive Director
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